UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company Corporate Taxpayer ID (CNPJ) 60.746.948/0001-12

Material Fact

Payment of Supplementary Dividends

The Board of Executive Officers of Banco Bradesco S.A. (Bradesco) decided, yesterday, February 4, to submit to the Board of Directors, which will resolve at the meeting to be held on February 17, 2020, proposal for the payment of dividends, totaling R$490,918,326.79, being R$0.058213963 per common share and R$0.064035359 per preferred share, in complement to the values distributed to the shareholders, relative to the fiscal year of 2019.

If the proposal is approved:

a)     the shareholders benefited will be those of record at the Company on February 17, 2020 (declaration date), with the shares being traded "ex-right" to the extraordinary dividends, as of February 18, 2020;

b)     the payment will be made on February 28, 2020 based on the declared value, without income tax withholding, according to Article 10 of Law No. 9,249/95;

c)     the amount to be paid corresponds to, approximately, 3.3 times the amount of the interest on Shareholders’ Equity paid monthly.

Considering the approval of the supplementary dividends now proposed, the amount of interest and dividends relative to the fiscal year of 2019, will totalize R$7,863,776,318.38.

Summed to the R$ 8,000,000,000.00 paid, on October 23, 2019, as extraordinary dividends using part of the balance of the “Profit Reserves – Statutory” account, the total paid to the shareholders was R$ 15,863,776,318.38.

Cidade de Deus, Osasco, SP, February 5, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 5, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.